

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



02025453

NO ACT
P.E 2-11-02
1-08022

February 17, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/17/2002

Richard E. Baltz
Arnold & Porter
555 Twelfth Street, NW
Washington, DC 20004-1206

Re: CSX Corporation

Dear Mr. Baltz:

This is in regard to your letter dated February 11, 2002 concerning the shareholder proposal submitted by the Presbyterian Church for inclusion in CSX's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that CSX therefore withdraws its December 26, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

ARNOLD & PORTER

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 26, 2001

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Presbyterian Church (USA)

Ladies and Gentlemen:

We are writing to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on behalf of CSX Corporation, a Virginia corporation (the "Company"). The Company has received a shareholder proposal (the "Proposal") from the Presbyterian Church (USA) (the "Proponent"). A supporting statement accompanies the Proposal. The Proponent has asked the Company to include the Proposal and statement in support thereof in the Company's proxy statement for its 2002 annual shareholders meeting (the "2002 Proxy Materials"). A copy of the Proponent's cover letter, the Proposal and supporting statement are attached to this letter as Exhibit A.

The Company believes that the Proposal is excludable from the 2002 Proxy Materials under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Act"), on any of the following grounds:

- Rule 14a-8(i)(10), as already being substantially implemented;
- Rule 14a-8(i)(3), as violative of the proxy rules; and
- Rule 14a-8(i)(7), as relating to the ordinary business operations of the Company.

By a copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from the 2002 Proxy Materials. The Company respectfully requests that the Staff advise the Company that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal from the 2002 Proxy Materials.

Pursuant to Rule 14a-8(j) of the Act, we hereby enclose for filing six (6) copies of this letter and its attachments.

I. The Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented by the Company, and is therefore moot.

Rule 14a-8 (i)(10) provides that a company may omit a proposal and any statement in support thereof if the proposal has already been substantially implemented. "[A] determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal," and not whether the company has "fully effected" the proposal. *See* Release No. 34–20091 (August 16, 1983); Masco Corporation (March 29, 1999); Texaco, Inc. (March 28, 1991). The Company believes that it clearly meets this standard since significant parts of the Proposal have already been substantially implemented, comparing favorably with the guidelines of the Proposal.

The Proposal requests that the Board of Directors of the Company report to shareholders regarding the Company's greenhouse gas emissions and the feasibility and cost of reducing such emissions on a Company and industry-wide basis. The Company already regularly reports these and other matters not only to its shareholders, but also to the public at large. In many respects, the Company's public disclosures provide more information about its environmental policies and practices than is currently being sought by the Proponent.

As a national transportation company, the Company's business activities are subject to numerous federal, state and local environmental regulations and reporting requirements. As noted on its website, the Company also complies with railroad industry environmental policies, some of which are specifically aimed at reducing greenhouse gas emissions. The Company also regularly provides detailed, publicly available reports regarding its compliance with such regulations and policies.

The Company's commitment to the environment and environmental stewardship are also prominently highlighted on the Company's web site. For its CSX Transportation subsidiary, in particular, the Company sets forth its environmental policy, its commitment to the environment, and its dedication to environmental compliance, including air emissions. The Company also reports on its environmental management efforts and details the Company's comprehensive continuous environmental training program for its employees. Topics addressed specifically include the steps being taken by the Company to reduce greenhouse gas emissions (as requested by the Proponent) through the use of cleaner and more efficient locomotives. Other topics include the Company's record of hazardous materials safety, regulatory compliance, fuel handling and recycling.

In addition, the Company and the railroad industry are already actively involved in activities to reduce their greenhouse gas emissions. As stated on the Company's website, the railroad industry has implemented fuel-saving policies and expenditures that have led to a 64% increase in fuel efficiency since 1980. Moreover, the Company has recently announced the development of a new locomotive operating system designed to reduce fuel consumption and emissions. The Company estimates the new system will reduce idling emissions of nitrous oxide by 92%, carbon monoxide by 94% and particulate matter by 85%. The Company's transportation subsidiary, CSX Transportation, also estimates annual fuel savings of 25-30 million gallons once the new system has been incorporated into its fleet of 3,600 locomotives. The Company expects to form a joint venture to manufacture and sell the new system to other companies in the industry. Therefore, contrary to the suggestions of the Proponent, both the Company and the industry as a whole are continuously reviewing and improving their operations to determine new and innovative ways to reduce greenhouse gas emission thereby rendering the Proposal moot.

The foregoing demonstrates that the Company is not ignoring the environment, but rather that it is continuously examining the issues, including ways to reduce its greenhouse gas emissions, and reporting on its activities to its shareholders and the public. In addition, the Company is taking an active role in aiding other companies in the industry to reduce their greenhouse gas emissions. To require the Board to provide shareholders with an additional, separate report focusing on only one aspect of the Company's overall environmental policies and efforts would be substantially duplicative of efforts already being undertaken. *See, e.g.*, International Business Machines Corporation (January 31, 1994) (concurring in the omission of a shareholder proposal requiring the company to adopt certain environmental policies was moot because of the company's long practice of environmental concern). Based on the foregoing reasons, it is the Company's position that the Proposal may be properly omitted as being substantially implemented and therefore moot.

II. The Proposal and supporting statements contain vague and misleading statements, and thus, may be omitted under Rule 14a-8(i)(3), as violative of Proxy Rule 14a-9

Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements. Rule 14a-9 provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." The Staff has often found that shareholder proposals that are vague, ambiguous or indefinite may be misleading within the meaning of Rule 14a-8(i)(3). Furthermore, a proposal may be considered vague if the shareholders who are voting for it are unable to "determine with reasonable certainty" exactly what actions or measures the proposal requires. *See, e.g.*, SBC Communications, Inc. (January 10, 1998). As such, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) since it contains statements that are vague or materially misleading and omits material facts necessary to make the statements therein not false or misleading.

Several statements in the Proposal are materially misleading because they lack any substantiation or clarification. The Proponent excerpts inflammatory language from IPCC's 2001 report on global warming that the damage caused by fossil fuel burning shall include "widespread increase in floods inundating homes of tens of million of people...increases... in droughts, floods, landslides...irreversible damage to vulnerable ecosystems." Selectively excerpting this language from the IPCC's 2001 reports without further clarification is misleading in that it suggests that these threats to human health and habitat are imminent and very likely. To the contrary, the IPCC indicates that "there are uncertainties attached to estimates of such changes" and acknowledges global warming may have certain benefits. Moreover, the IPCC makes clear in its reports that "for each anticipated adverse health impact there is a range of social, institutional, technological and behavioral adaptation options to lessen that impact." Therefore, it is misleading to selectively quote inflammatory language relating to the potential effects of global warming without providing proper clarification of the uncertainties attached to such effects.

Moreover, the Proposal is misleading because the supporting statements imply that the Company's operations are a significant factor in greenhouse gas emissions and global warming. Not only does the Proponent ignore the Company's efforts to lower emissions from its operations, but the Proponent disregards statements by the U.S. Environment Protection Agency affirming that locomotives, the predominant mode of transportation used by the Company, are about three times cleaner than trucks based on air emissions per ton of freight moved and that railroads emit just one-tenth as much hydrocarbons and particulates as trucks, and one-third as much nitrogen oxide and carbon monoxide. Further, the American Society of Mechanical Engineers has estimated that

2.5 million fewer tons of carbon dioxide would be emitted into the air annually if just 10% of the inter-city freight now being moved by highway were moved by rail.

In addition, the Proponent asserts that "178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008." This statement appears to imply that the Company is somehow affected by the Bonn agreement. However, the Proposal omits to state the United States is not a signatory to the Bonn agreement (which implements the Kyoto Protocol) and the United States has rejected the terms of the Kyoto Protocol. By citing an international document to which the United States is not a party and the terms of which do not effect the business operations of companies within the United States, the Proposal would mislead the Company's shareholders if it were to appear in the 2002 Proxy Materials.

The Proponent also materially misleads shareholders by including policies and statements of other major United States corporations. The Proponent has included, for example, a quote by the Ford Chairman who said "(w)e are committed to an improvement in fuel economy for all of our vehicles...[and] a reduction in carbon dioxide emissions." In addition, the Proponent includes a statement that "Royal Dutch/Shell and BP have invested in renewables for years." These statements and others in the Proposal create the false impression to shareholders that the Company is not taking steps to implement a sound comprehensive environmental policy and program like other prominent companies. To the contrary, the Company is continually taking steps to reduce its greenhouse gas emissions with innovative technology like the new operating system for the locomotives. In addition, the Company, through its innovative recycling initiatives, recycles over 2.4 million gallons of used oil and 500,000 pounds of batteries in a typical year. In citing to statements and actions of the environmental policies of companies not affiliated with the Company, the Proposal and the supporting statements would mislead the Company's shareholders by suggesting that the Company is not already undertaking a comprehensive environmental program, including many of the items included in the supporting statements.

In addition, the Proposal is vague, indefinite and ambiguous. The Proponent asks the Board to provide a meaningful report on such an abstract issue as the cost of "substantially" reducing the Company's emissions and how to accomplish an industry-wide "substantial" reduction in emissions. Moreover, the Proposal provides no direction as to the time frame in which such "substantial" reductions should be accomplished. Therefore, it is impossible for the shareholders of the Company to determine with reasonable certainty what actions, measures and reports or responses are required. The Proposal is sufficiently vague to justify exclusion pursuant to Rule 14a-8(i)(3).

In light of the speculative premises of the Proposal, the inaccuracies and omissions and the misleading claims and allegations, the Company believes that the Proposal and supporting statements are contrary to the Commission's proxy rules and therefore may be omitted from the 2002 Proxy Materials.

III. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) since it deals with matters relating to ordinary business operations.

Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the company's ordinary business operations may be omitted from the proxy materials. The Staff has indicated that shareholder proposals requesting reports or studies may be excluded if the underlying subject concerns a matter of ordinary business. Release No. 34-20091 (August 16, 1983). For instance, in Duke Power Company (March 7, 1988), the Commission indicated that a shareholder proposal requiring the utility to prepare annual reports regarding its environmental protection and pollution control activities may be omitted because the utility's compliance with environmental laws and its attempt to conduct its operations in a "clean, safe, efficient and environmentally acceptable manner" were part of its routine operations. The Company similarly believes that it may omit the Proposal from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's day-to-day operations.

The Company operates the largest rail network in the eastern United States. In addition, the Company, through its subsidiaries, also conducts intermodal transportation services across the United States into key markets in Canada and Mexico and a domestic container shipping business through a fleet of 16 vessels. Any greenhouse gas emissions produced by the Company are principally from the consumption of fuel by locomotives and these shipping vessels in the ordinary course of the Company's business. The Company's investment in fuel consumption reduction technologies, its various environmental policies, safety programs and operating procedures are all done in the ordinary course of the Company's business operations. Therefore, the Company's continuous efforts to reduce the greenhouse gas emissions are integral aspects of the Company's day-to-day operations.

In addition, as a national transportation company, the Company's ordinary business activities are subject to numerous federal, state and local regulations and reporting requirements in the safety and environmental areas. The Company must periodically reapply for various permits and operate its business within stringent performance requirements. As noted on its website, the Company also complies with railroad industry environmental policies, some of which are specifically aimed at reducing greenhouse gas emissions. The Company regularly provides detailed, publicly available reports regarding its compliance with such regulations and policies. Any additional report requiring further detail than already provided to regulatory agencies, thus, would encroach upon the Company's management of its day-to-day business operations.

The Commission has also determined that business matters that are "mundane in nature and do not involve any substantial policy or other considerations" are within the scope of the ordinary business operations exception. Release No. 12999 (November 22, 1976). As such, the Company believes that the Proposal may also be omitted under Rule 14a-8(i)(7) since it concerns specific operational data on only one aspect of the Company's overall environmental policy, its greenhouse gas emissions.

The Company recognizes that general corporate environmental policy is an important concern and already regularly reports to shareholders and the public on the issue. The Proposal, however, requests a report on such ordinary business matters as the dollar amount of the Company's greenhouse gas emissions and the feasibility and costs of reducing such emissions on a Company and industry-wide basis, and hence, are excludable. Issues relating to the financial costs and feasibility of reduction in greenhouse gases, which is the aim of the Proposal, are financial issues which the Company encounters in its ordinary day-to-day operations. The Company's view is supported by the Staff's no-action position in the omission of other shareholder proposals requesting information on specific aspects of a company's environmental policy such as its practices and procedures and compliance with environmental laws and regulations. *See, e.g.*, Carolina Power & Light Co. (March 30, 1988) (supporting the exclusion under the ordinary business exception of Rule 14a-8 of a proposal requiring the company to issue an annual report on its release of hazardous waste and its practices to control and reduce such releases); Pacific Telesis Group (February 21, 1990) (concurring in the omission of part of a shareholder proposal requesting the company to seek improved ways of waste and pollution reduction and report on its progress under the predecessor to Rule 14-8(i)(7)).

****

For the reasons set forth above, the Company intends to omit the Proposal from the 2002 Proxy Materials and respectfully requests that the Staff advise the Company that you will not recommend any enforcement action if the Proposal is excluded from the

2002 Proxy Materials. The Company is planning to mail its 2002 Annual Meeting proxy materials to its shareholders during the week of March 18, 2002.

Please acknowledge receipt of this letter and enclosures by stamping one enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Richard E. Baltz

cc: Stephen R. Larson
CSX Corporation

Exhibit A



MISSION RESPONSIBILITY THROUGH INVESTMENT — PRESBYTERIAN CHURCH (USA)
NATIONAL MINISTRIES DIVISION

VIA OVERNIGHT DELIVERY

November 19, 2001

Mr. Alan Rudnick
Vice President, General Counsel and Corporate Secretary
CSX Corporation
One James Center, 901 East Cary Street
Richmond, VA 23219-4031

Dear Mr. Rudnick:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.7 million members. Our General Assembly adopted a policy thirty years ago to govern its investments from an ethical and moral standpoint. This policy views our investments as an instrument to promote our mission goals, one of which is environmental responsibility. Our Committee on Mission Responsibility Through Investment oversees the implementation of that policy.

As you know, we have been very concerned about global warming for several years, and in particular, the contribution toward greenhouse gas emissions made by the companies in which we hold stock. We are also concerned about the costs we can expect to incur as a result of global warming- both to the company and its shareholders, as well as those it imposes on society. We need to reduce these costs, especially as an immediate measure in our currently declining economy. We can reduce the greenhouse gas emissions that cause global warming by improving energy efficiency in our Company and by converting to renewable energy wherever possible. In the medium term, these actions will also improve energy security in the United States by lessening our dependence on Middle East oil. For the long-term, such action will minimize the exposure of our Company and its shareholders to the costs of coping with climate change, both in our own operations and in potential liability for the costs of climate change to society as a whole.

Our Company needs to be tracking its greenhouse gas (GHG) emissions, since in order to control them, we must be able to measure and monitor them. There is common agreement that GHG emissions need to be accounted for and reported using a standardized format, and that the best accounting standard is the GHG Protocol developed by the World Resources Institute, World Business Council for Sustainable Development, World Wildlife Fund and Pew Center on Global Climate Change. We believe our Company has an obligation to report its total GHG footprint, and are requesting such a report. We believe it would be useful to have such information publically available on the company's web site.

Further, the Intergovernmental Panel on Climate Change stated in 1995 and reiterated in

100 Witherspoon Street • Louisville, KY • 40202-1396 • (502) 569-5809 • Fax (502) 569-8116

2001 that GHG emissions need to be reduced by 50-70% in order to stabilize current global warming. We wish to know which energy efficiency and renewable energy measures the Company can implement in order to enable such substantial reductions and how it plans to do so. We want also to know the Company's views about how such targets can be met across our industry as a whole, including what regulations would be needed to level the playing field between competitors.

Finally, we would like to know what political contributions our Company or its trade associations are making to lobbying or public education efforts on global warming. As the seventh Conference of the Parties to the Framework Convention on Climate Change just recently concluded in Marrakesh, we would like to know your position on the Kyoto Protocol, and whether or not you are planning to support the protocol in your facilities?

We would like to meet with you to discuss these topics. However, as the filing date for shareholder proposals for the 2002 annual meeting is in November, we have enclosed a proposal on greenhouse gas emissions reporting and global warming to preserve the option of submitting a shareholder proposal. We would, of course, be prepared to withdraw the resolution if we can reach a mutually agreeable position on the Company's commitment to reporting its emissions and studying ways of making these reductions, and addressing global warming.

Thus , enclosed you will find a shareholder proposal related to reporting on global warming and greenhouse gas emissions which we are submitting under Rule 14a-8 of the General Rules and Regulations of the Securities & Exchange Act of 1934. We would like to have the resolution included in the proxy materials for the 2002 annual meeting. We will be present to introduce the resolution for consideration. If management chooses to oppose the resolution, we would like our supporting statement included in the proxy materials.

The Presbyterian Church (U.S.A.) currently is the beneficial owner of 8,100 shares of Caterpillar common stock through our Board of Pensions. We will maintain this position through the 2002 annual meeting. Verification of ownership is enclosed.

Thank you in advance for your consideration, and we look forward to hearing from you.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosures: Shareholder Proposal on Global Warming and Greenhouse Gas Emissions
Verification of Ownership

cc: Mr. James Newland, MRTI Chairperson
Dr. Ariane Van Buren, ICCR

Shareholder Proposal on Reducing Greenhouse Gas Emissions
CSX 2002 Annual Meeting

- The Intergovernmental Panel on Climate Change has found "new and stronger evidence that most of the warming observed over the last 50 years is attributed to human activity." (IPCC, 2001)
- Growing evidence indicates that environmental damage from fossil fuel burning will be major and worldwide. Threats to human health and habitats include (IPCC, 2001):
    - widespread increase in the risk of floods inundating the homes of tens of millions of people, resulting in increased drowning, disease and, in developing countries, hunger;
    - increases, in some geographic areas, in droughts, floods, landslides, storms, and incidences of water-borne (cholera) and vector-borne (malaria) diseases; and
    - irreversible damage to vulnerable ecosystems, with increased risk of extinction of more vulnerable species and loss of biodiversity.
- In July 2001, 178 nations signed the Bonn agreement, requiring industrialized nations to reduce greenhouse emissions to 5.2% less than 1990 levels, by 2008. (*Wall Street Journal*, 7/24/01)
- Dupont's CEO stated, "We are preparing our company for a long journey to a more climate-friendly... global economy. We have already reduced our global greenhouse gases by nearly 60%, [and are] committed to... setting new goals for 2010: reducing global carbon-equivalent greenhouse gas emissions by 65% [from 1990 levels]; holding total energy use flat [at 1990 levels]; and using renewable resources for 10% of our global energy use." (11/00)
- Major automakers are developing alternative non-combustion engines and technologies to reduce vehicles' fossil fuel demands. Ford's Chairman has said, "We are committed to an improvement in fuel economy for all of our vehicles... [and] a reduction in carbon dioxide emissions. We know greenhouse gases and global temperatures are increasing." (4/14/00)
- Royal Dutch/Shell and BP have invested in renewables for years. Royal Dutch/Shell added a penalty of $5/ton of carbon produced when evaluating investment returns on new projects, anticipating more stringent carbon-related regulatory regimes. (*Financial Times*, 9/12/00).
- Companies with top-rated environmental records are faring significantly better financially than those with worse records. From 1997-2000, they had 3.53% higher annual returns on investment than a broader universe of companies, and 7.80% higher annual returns than companies with low-rated environmental records. (QED International, 2001)
- Thirty-nine top religious leaders stated, "...global warming is a scientific fact.... More investment in renewable energy and fuel efficiency is now a moral imperative, especially because these are technologically feasible and economically viable." (National Council of Churches, 5/21/01)
- We believe that good stewardship of our resources requires that we reduce polluting emissions when possible and prudent.

RESOLVED: that the Company report to shareholders (at reasonable cost and omitting proprietary information) by August 2002 on (a) total annual greenhouse gas emissions (i) from our company's own operations and (ii) from its products (as best as the Company can estimate); and (b) an estimate of the feasibility and cost of substantially reducing these emissions, together with an evaluation of whether our Company would need such changes to be made on an industry-wide basis and, if so, how that could be accomplished.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 4, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Kier Gumbs, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to CSX Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Presbyterian Church (USA) (which is referred to hereafter as the "Proponent"), which is a beneficial owner of shares of common stock of CSX Corporation (hereinafter referred to as "CSX" or the "Company"), and which has submitted a shareholder proposal to CSX, to respond to the letter dated December 26, 2001, sent to the Securities & Exchange Commission by Arnold & Porter on behalf of the Company, in which CSX contends that the Proponent's shareholder proposal may be excluded from the Company's year 2002 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in CSX's year 2002 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponent's shareholder proposal requests the Company to report on the greenhouse gas emissions caused by its operations and products.

BACKGROUND: CSX

CSX is a freight transportation company with principal business units providing rail shipping, intermodal shipping, ocean shipping, and terminal operations. It is one of the most important such companies in the United States and operates 22,700 miles of track in 23 states, two Canadian provinces and Mexico, operates more than 3,500 locomotives and some 98,000 freight cars. It operates freight terminals in 17 nations around the world as well as having an interest in the construction of a gas pipeline from the North Slope of Alaska. CSX has identified 234 sites where it may be liable for environmental remediation costs, of which 116 are superfund sites.

BACKGROUND: GLOBAL WARMING

For general background on global warming, we refer the Staff to Appendix A, which is a portion of my letter to the Staff in opposition to an Exxon Corporation no-action request, but which unfortunately does not appear in the Lexis report of that no-action letter request. Exxon Corporation (January 26, 1998).

Since that time, concern about global warming has only increased and the evidence that human activity is causing it has only become stronger. For example, The New York Times reported on January 23, 2001, that the latest scientific findings with respect to climate change have even more strongly implicated human activity. (A shorter version of the same Associated Press article appeared the same day in The Wall Street Journal.) The article stated:

> In the most emphatic warning yet about the danger of global warming, scientists from 99 nations meeting here issued a report today that sharply increased projected climate change blamed on air pollution and warned of drought and other disasters.
>
> The report, which could spur stalled world negotiations on curbing greenhouse gas emissions, said global temperatures could rise by as much as 10.5 degrees over the next century. By comparison, the earth's temperature rose about 9 degrees since the last ice age....
>
> The Shanghai report, meant to be the most comprehensive study to date on global warming, says new evidence shows more clearly than ever that temperature increases are caused mostly by pollution, not by changes in the sun or other natural factors. "The rate of climate change this century is expected to be greater than it has been in the past 10,000 years," Sir John T. Houghton, co-chairman of the Shanghai meeting and former head of Britain's weather agency, said.
>
> The report is the one of the most authoritative pieces of evidence yet to support warnings that greenhouse emissions from industry, power plants and vehicles threaten to disrupt global climate and ecosystems by causing the

atmosphere to trap more of the sun's energy. The findings were unanimously approved by the roughly 150 scientists and 80 members of environmental and industry groups attending the meeting.

....[The report] concludes that new evidence shows that "most of the observed warming" in recent decades has come from gas releases from human activities.

Rising temperatures could lead to drastic shifts in weather, scientists at the meeting said. They said drought could strike farming areas, while melting glaciers could raise sea levels, flooding densely populated coastal areas of China, Egypt and other countries.

The full report of the Intergovernmental Panel on Climate Change, which consists of four Summary Reports for Policymakers, each of which were reviewed in detail by the participants, as well as four technical background papers, may be found at www.ipcc.ch.

If the Staff desires further background information on climate change and the human influence on it, we suggest that they consult the web site of The Pew Center on Global Climate Change, a project funded by the Pew Charitable Trust. There are several recent and excellent reports available at www.pewclimate.org/projects.

Rule 14a-8(i)(7)

The Proponents' shareholder proposal is not excludable by virtue of Rule 14a - 8(i)(7), since it raises important social and policy issues which preclude the applicability of that exclusion.

The Staff has frequently opined that environmental matters raise such significant policy issues as to preclude the applicability of the ordinary business exclusion.

There can be no doubt but that global warming (climate change) represents a major issue of public policy, one that has lead all of the major nations of the world (some 172) to sign the Kyoto Treaty to decrease the production of those pollutants (greenhouse gases) which cause global warming. More recently, 179 nations (including all of the developed nations, other than the United States, but including such nations as Japan, which had historically been unenthusiastic about taking steps to counter global warming) signed the Bonn agreement to implement the Kyoto Treaty.

Even absent United States government action to implement the Kyoto Treaty, the issue of greenhouse gas emissions has been a major policy issue in the United States, both at the governmental level and at the corporate level. At the state governmental level, the New York Times of February 1, 2002, reports that the California Assembly had passed a bill to set standards for greenhouse gas emissions by automobiles and that the California Senate was expected to also pass the bill and the Governor to sign it. At the

Federal level, there have been numerous Congressional hearings and proposals to change the Corporate Average Fuel Economy (CAFÉ) rules which penalize auto makers whose fleets fail to meet certain minimum fuel economy standards.

Actions in the current (107th) Congress are far too numerous to list (see, e.g. The Global Climate Change Act of 2001, S 1716, introduced November 15, 2001, by Senators Kerry (D-MA), Stevens (R-AK), Akaka (D-HI), Hollins (D-SC) and Inouye (D-HI)). In just the three weeks that Congress was in session in December, at least three events related to greenhouse emissions occurred on the floor of the Senate. For example, in connection with the Senate debate (December 10-19) on the Agriculture bill, the Senate agreed on December 13 to an amendment (SA 2546) by Senator Wyden (D-OR) to establish a research program on greenhouse gas emissions and sequestrations by agriculture. In addition, bills were introduced to require corporations to disclose the type of information requested by the Proponent in its shareholder proposal. Thus, on December 20, 2001 Senator Corzine (among other sponsors) introduced S 1870 (see 147 Cong Rec 13955 ff.). He described the bill as follows:

> Earlier this year, the Intergovernmental Panel on Climate Change recently released its Third Assessment Report, and the science is increasingly clear and alarming. We know that human activities, primarily fossil fuel combustion, have raised the atmospheric concentration of carbon dioxide to the highest levels in the last 420,000 years. We know that the planet is warming, and that the balance of the scientific evidence suggests that most of the recent warming can be attributed to increased atmospheric greenhouse gas levels. We know that without concerted action by the U.S. and other countries, greenhouse gases will continue to increase.
>
> Finally, we know that climate models have improved, and that these models predict warming under all scenarios that have been considered. Even the smallest warming predicted by current models, 2.5 degrees Fahrenheit over the next century, would represent the greatest rate of increase in global mean surface temperature in the last 10,000 years. . . .
>
> *The main provisions of the bill establish a system that would require companies to estimate and report their emissions of greenhouse gases, as well as a place where companies can register greenhouse gas emissions reductions.* In addition, the bill would require an annual report on U.S. greenhouse gas emissions. I'd like to go through each of these components in more detail. (Emphasis supplied.)
>
> First, the bill requires EPA to work with the Secretaries of Energy, Commerce and Agriculture, as well as the private sector and non-governmental organizations to establish a greenhouse gas emission information system. For the purposes of the bill, greenhouse gases are carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, and sulfur hexafluoride. EPA is directed to establish threshold quantities for each of these gases. The threshold quantities will

> trigger the requirement for a company to report to the system, and are included to enable exclusion of most small businesses from the reporting requirements. *Companies* that emit more than a threshold quantity of each gas *will be required to report their emissions on an annual basis to EPA*. The requirements will be phased in, beginning with stationary source emissions in 2003. The following year, in 2004, companies subject to the reporting requirements will need to submit to EPA estimates of other types of greenhouse gas emissions, such as process emissions, fugitive emissions, mobile source emissions, forest product-sector emissions, and indirect emissions from heat and steam. (Emphasis supplied.)
>
> Just as important as the reporting system is the greenhouse gas registry established by the bill. The bill requires EPA to work with the same set of actors to establish this greenhouse gas registry, which will enable companies to register greenhouse gas reductions. Many companies are voluntarily implementing projects to reduce emissions or sequester carbon. The registry would establish a place for companies to be able to put these projects on public record in a consistent and reliable way.
>
> Taken together, these provisions of the bill will accomplish several important goals. First, they will create a reliable record of the sources of greenhouse gas emissions within our economy. This will provide the public and private sector with important information that, if necessary, can be used to identify the most cost-effective ways to reduce greenhouse gas emissions.
>
> Perhaps more importantly, these provisions will provide a powerful incentive for companies to continue to make voluntary greenhouse gas reductions. By requiring emissions reporting, and making that information available to the public, companies may face increased scrutiny with respect to their greenhouse gas emissions. But they will also have a place where they can register their greenhouse gas reductions project in a consistent and uniform way. This will enable companies to demonstrate the actions that they are taking to reduce their emissions, and will assist them in making the case for credits if a mandatory greenhouse gas emission reduction program is ever enacted.
>
> Finally, the bill requires EPA to annually publish a greenhouse gas emissions inventory. This will be a national account of greenhouse gas emissions for our Nation, and will incorporate the information submitted to the greenhouse gas information system and registry. EPA has issued such a report for several years now, and this provision is intended to explicitly authorize and expand the scope of this report.

A separate bill (S 1781) was introduced by Senators McCain (R-Ariz) and Brownback (R-KS) on December 6, 2001. In introducing this bill, Senator McCain stated (147 Cong Rec S 12554, December 6, 2001):

Madam President, I, rise to introduce the Emission Reductions Incentive Act of 2001. I thank Senator Brownback for his co-sponsorship and his cooperation in drafting this bill, along with his commitment to addressing this growing problem.

Earlier this year, I announced intentions to consider the establishment of a "cap and trade" system for carbon dioxide emissions. I am continuing to work with Senator Lieberman on this effort. However, the bill which I am introducing today is not in lieu of that commitment, but rather in support of it.

The bill proposes the establishment of a national voluntary registry for entities to register carbon emissions reductions. The registry would support current voluntary trading practices in private industry and other non-governmental organizations. . . .

The bill also proposed changes to the US Global Climate Change Program, USGCRP. It requires a new strategic plan for the next 10 years. The bill would provide for dedicated management to support the interagency USGCRP and have this office report to the Director of the Office of Science and Technology Policy. We feel this will provide a needed channel to the White House for the Federal scientific community to be heard. . . .

As we all know, more than 160 countries recently reached an agreement on the Kyoto Protocol, which would require industrialized nations to reduce their carbon dioxide emissions. There are many US companies that operate facilities in other countries. These facilities will have to meet local emissions requirements. The bill requires the Secretary of Commerce to study the effects that a ratified treaty will have on the US industry and its ability to compete globally.

Again, I thank Senator Brownback for help on this piece of legislation. I understand that other members of the Commerce Committee have recently introduced legislation in this area and look forward to working with them on a comprehensive package.

Senator Brownback added (147 Cong Rec S 12554):

Madam President, I am please to join Senator McCain today in introducing the Emission Reductions Incentive Act of 2001. This bill will put into place a voluntary registry for greenhouse gas, GHG, reductions house in the Department of Commerce. Furthermore, the bill establishes structure for the independent measurement and verification of GHG reductions. This is an important step in providing an incentive for companies who wish to reduce their emissions, and it will provide assurance that companies who take positive action on climate change today will be rewarded in the future. All this can be accomplished with barely any cost to the government, since it will be private, third party groups that undertake the burden to measure, verify and prove actual greenhouse gas emission reductions.

There are those who wonder why such a measure is needed, given the fact that there is an existing registry in the Department of Energy and the uncertainty on the climate change issue. First, the new registry will only hold information that has been independently verified. Like the current registry, this new registry would be completely voluntary. However, unlike the DOE program, this registry will focus on keeping track of proven greenhouse gas reductions, and will therefore, encourage more companies to undertake measures to reduce emissions since they will have the ability to defend these reductions as real if future regulations are put in to place. Also, since this registry will be housed in the Department of Commerce and verified by independent parties, it treats the issue as an investment or transaction between companies to limit risk, rather than an environmental regulation.

These concerns of the Congress are long standing. Legislation on the problem of greenhouse gas emissions already exists. Indeed, as far back as 1987, The Congress enacted as the 'Global Climate Protection Act of 1987' (P.L. 100-204, Title XI, §§ 1101-1106, 101 Stat. 1407-1409 amended by P.L. 103-199 (1993), Title VI, § 603(1), 107 Stat. 2327). In that Act The Congress made the following findings (SEC. 1102):

The Congress finds as follows:

(1) There exists evidence that manmade pollution--the release of carbon dioxide, chlorofluorocarbons, methane, and other trace gases into the atmosphere--may be producing a long-term and substantial increase in the average temperature on Earth, a phenomenon known as global warming through the greenhouse effect.

(2) By early in the next century, an increase in Earth temperature could--

(A) so alter global weather patterns as to have an effect on existing agricultural production and on the habitability of large portions of the Earth; and

(B) cause thermal expansion of the oceans and partial melting of the polar ice caps and glaciers, resulting in rising sea levels.

(3) Important research into the problem of climate change is now being conducted by various United States Government and international agencies, and the continuation and intensification of those efforts will be crucial to the development of an effective United States response.

(4) While the consequences of the greenhouse effect may not be fully manifest until the next century, ongoing pollution and deforestation may be contributing now to an irreversible process. Necessary actions must be identified and implemented in time to protect the climate. . . .

Section 1103 of the Global Climate Protection Act provides:

SEC. 1103. MANDATE FOR ACTION ON THE GLOBAL CLIMATE

(a) Goals of United States Policy. United States policy should seek to--

(1) increase worldwide understanding of the greenhouse effect and its environmental and health consequences. . .

(3) identify technologies and activities to limit mankind's adverse effect on the global climate by--

(A) slowing the rate of increase of concentrations of greenhouse gases in the atmosphere in the near term; and

(B) stabilizing or reducing atmospheric concentrations of greenhouse gases over the long term. . . .

In addition, the Congress has enacted the National Climate Program Act (15 USC 2801 et seq.), Section 2902 of which states:

> It is the purpose of the Congress in this Act to establish a national climate program that will assist the Nation and the world to understand and respond to natural and man-induced climate processes and their implications.

Section 2904(d) provides:

(d) Program elements. The Program shall include, but not be limited to, the following elements:

(1) assessments of the effect of climate on the natural environment, agricultural production, energy supply and demand, land and water resources, transportation, human health and national security. . .

(2) basic and applied research to improve the understanding of climate processes, natural and man induced, and the social, economic, and political implications of climate change. . . .

Thus, it can be seen that climate change and greenhouse gases have been an important policy issue for the Congress and for the government of the United States. Indeed, as far as the executive branch is concerned, this concern is perhaps best expressed by the fact that a Lexis search of the Federal Register records 349 hits for the words "greenhouse gas".

That policy concerns regarding greenhouse gases overlap between the executive and legislative branches is illustrated by the entry in the Congressional Record of December 18, 2001, which recorded the transmittal to the House Committee on Energy and Commerce of a report entitled, "Emissions of Greenhouse Gases in the United States, 2000", together with a cover letter from the Director, Office of Integrated Analysis and Forecasting Energy Information Administration, Department of Energy. (See 147 Cong Rec H 10235-6, December 18, 2001.)

Climate change and the contribution of greenhouse gases to that change is not merely a policy issue for the Congress and the executive. It is equally an important policy issue for those companies whose operations or products emit such polluting gases. For example, the Whereas clause of the Proponent's shareholder proposal quotes the CEOs of Dupont and Ford, as well as actions taken by Royal Dutch Shell and BP, whose

CEOs also have made public statements about their company's attempts to reduce greenhouse gas emissions.

An illustration of the fact that many major corporations regard climate change as an important policy issue is the fact that some 37 corporations have, under the auspices of the Pew Center on Global Climate Change, formed the Business Environmental Leadership Council. The Pew Center's web site describes the Council as follows:

> Thirty-seven major companies, with most included in the Fortune 500, are working together through the Center to educate the public on the risks, challenges and solutions to climate change. These efforts are spearheaded by the Center's Business Environmental Leadership Council, a group of leading companies worldwide that are responding to the challenges posed by climate change. In addition to agreeing to a Joint Statement of Principles, the corporate members of the BELC serve in an advisory role, offering suggestions and input regarding the Center's activities. The BELC companies do not contribute financially to the center.

Their joint statement of principles, which appears at www.pewcenter.org/belc, includes the following:

> Our country has a long and proud tradition of coming together to respond to challenges that affect our nation's economic security, health or quality of life. Today, as we approach the millennium, we believe that one of our most serious challenges at home and abroad will be addressing global climate change as we work to sustain a growing global economy.
>
> Our companies recognize that the risks and complexities of climate change are so important that we must work together to meet this challenge. We support efforts to bring together the ingenuity and experience of all sectors of our society – private, public, and non-governmental organizations to address this issue in a constructive way. . . .
>
> We begin this important effort united in several beliefs:
>
> 1. We accept the views of most scientists that enough is known about the science and environmental impacts of climate change for us to take actions to address its consequences.
> 2. Businesses can and should take concrete steps now in the U.S. and abroad to assess opportunities for emission reductions, establish and meet emission reduction objectives, and invest in new, more efficient products, practices and technologies.
> 3. . . . .
> 4. We can make significant progress in addressing climate change and sustaining economic growth in the United States by adopting reasonable policies, programs and transition strategies.

Among the members of the Leadership Council are manufacturers such as Alcoa, Boeing, Cummins Engine, Georgia Pacific, Interface (largest carpet manufacturer in US), Holnam (largest cement producer in US), Lockheed Martin, Maytag, Toyota, United Technologies, Weyerhaeuser and Whirlpool; chemical and pharmaceutical companies such as Air Products & Chemicals, Baxter, DuPont and Rohm & Haas; utilities such as American Electric Power, Cinergy, DTE Energy (Detroit Edison), Entergy, PG & E and Wisconsin Energy; oil companies such as BP Amoco, Shell and Sonoco; tech companies such as IBM, Intel and HP; and more minimal greenhouse gas emitters such as John Hancock Insurance.

Because greenhouse gas emissions raise such major policy issues for registrants, the Staff held, as early as 1990, that shareholder proposals concerning greenhouse gases could not be excluded as mere ordinary business matters which are mundane in nature. Exxon Corporation (January 30, 1990) (a proposal which the Staff described as one which requested "that the Company develop a Company-wide plan to address a major environmental concern, carbon dioxide emissions").

Similarly, the Staff has held that a shareholder proposal, which is "designed to address a major ecological or environmental matter", cannot be excluded. Maxxam, Inc. (March 26, 1998). Accord, Union Camp Corporation (February 12, 1996); Burlington Resources (January 18, 1990). Since the Proponents' shareholder proposal deals with greenhouse gas emissions, it clearly addresses a major ecological or environmental matter.

Additionally, it should be noted that the Staff has consistently rejected issuer attempts to exclude shareholder proposals dealing with the "Ceres Principles", which proposals deal with general environmental concerns. See, e.g., R.R. Donnelley & Sons Company (January 23, 1993); Amoco Corporation (March 1, 1991); Exxon Corporation (March 1, 1991); Eastman Kodak Company (January 27, 1991); (E.I. DuPont de Nemours & Company (January 27, 1991); Union Pacific Company (February 21, 1990). Nor are such environmental or ecological proposals excludable merely because the issuer is not a manufacturing company. See American Express Company (January 25, 1990) (Ceres Principles).

The Proponents' shareholder cannot fairly be deemed to involve micromanagement, as the Company apparently argues on page 7 of its letter. The proposal in no way gets into the details of policy or management. It requests four things: (1) a report on greenhouse emissions from the Company's activities; (2) a report on greenhouse gases emitted during the life of its products (e.g., by the burning of natural gas from its pipeline); (3) the feasibility of reducing these emissions; and (4) whether it is necessary to reduce emissions on an industry-wide basis rather than on a company basis. These are broad policy matters, not the details of the implementation of a policy. Indeed, these are far less detailed than the information requested by Ceres Principles shareholder proposals. The no-action letters cited by the Company in support of this argument are inapposite. The Pacific Telesis letter was excluded because, in the words of the Staff, it involved "decisions concerning employment and organizational responsibilities" as well as the taking of certain specified operational actions. No such requests have been made by the Proponent. The Carolina Power letter was the perfect example of micromanaging. Instead of requesting, as does the Proponent, information about broad categories such as total greenhouse gases emitted by the Company and its products and broad policy questions about feasibility and the possible necessity of industry wide actions, the proponent in Carolina Power requested minutia. That proposal included, *inter alia,* " the best factual and scientific information available to management detailing the amounts of hazardous, toxic, radioactive, or environmentally impacting materials (including CO[2]) which are: released, produced, left as residue, or formed, at each of the Company plants . . . listing each chemical species of gaseous, particulate or liquid effluent and the amount of each which is (a) released to the environment or impounded, (b) retained in the plant (c) recycled (d) disposed of, stating where and how and whether the Company retains liability for its effects" as well as requesting "the available scientific or statistical estimates of the adverse impacts on health, water quality, air quality, crops, or the economy, including cancers and cancer deaths, other diseases or illnesses, damage to property, and environmental problems including "acid rain"; and the Greenhouse Effect, and stating the total adverse impacts from all the Company's plants together and from each individual [plant]". Also requested were "Technologies, and practices, used or under consideration by the Company to control, contain, reduce, recycle or eliminate production, release, or accidental or catastrophic release of toxic, hazardous, radioactive or other potentially harmful materials including wastes, and gaseous, particulate or liquid effluents; and the costs, reliability, performance and problems and benefits of these technologies or practices". Several other requests for information were also made. We submit that the shareholder proposal in Carolina Power was quite properly omitted as requiring excessive detail. Such is not the problem with the Proponent's shareholder proposal.

The only other no-action letter cited by CSX is totally irrelevant. The Duke Power letter cited in the first paragraph (page 6) of Section III of the Company's letter permitted exclusion of a proposal which, in the words of the Staff, requested "compliance with governmental regulations". We fail to understand why that letter has any bearing whatsoever on the Proponent's shareholder proposal. The Proponent's shareholder proposal requests the Company to take action in the absence of any governmental regulation. It is, on the contrary, a request that the private sector, not the government, take the lead in lessening greenhouse gas emissions.

For the foregoing reasons, we do not believe that the Company has carried its burden of proof, set forth in Rule 14a-8(g), that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

Rule 14a-8(i)(10)

The burden of proof is on CSX to establish that it has "already substantially implemented the proposal". See Rule 14a-8(g).

The Proponents' shareholder proposal requests makes four requests for information: (1) a report on greenhouse emissions from the Company's activities; (2) a report on greenhouse gases emitted during the lifecycle of its products; (3) the feasibility of reducing these emissions; and (4) whether it is necessary to reduce emissions on an industry-wide basis rather than on a company basis.

The Company makes no claim that it has provided even a smidgen of data with respect to the first two items about which information is requested.

In its third part, the shareholder proposal requests information about the feasibility of future reductions in emissions (and consequently, information about some reductions over the past 20 years cannot moot the proposal). CSX has, however, provided some information about its new and apparently innovative locomotive operating system (both in its no-action request and on its web site). This new system is applicable only when the locomotive is idling. No information is provided with respect to any plans to cut emissions when locomotives are actually moving. Nor is there any information provided about plans for any other parts of the Company's business, such as its ocean shipping, its natural gas pipeline in Alaska or its freight terminals located around the world. Thus, the third request for information is answered only in part.

Although the Company notes that it is in compliance with existing industry standards, the Proponent's fourth request asks for something different. It inquires as to the Company's opinion of whether it can achieve substantial emission reductions on its own, or only as part of an industry-wide reform (e.g. for competitive reasons). The Company has made no attempt whatever to moot the Proponent's fourth request.

Therefore, in summation, of the four information requests made by the Proponent, CSX has made no attempt to supply any data with respect to three of them, and has made only a partial response to the other. If one were to try to quantify CSX's responsiveness to the proposal, it would appear to be in the neighborhood of perhaps 10%. It is therefore abundantly clear that CSX has failed to prove that it has "substantially" implemented the Proponents' shareholder proposal.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(10).

Rule 14a-8(i)(3)

1.

The references to "IPCC, 2001" are to the Third Assessment Report of the Intergovernmental Panel on Climate Change published in February 2001. This Report consists of four sections, each of which is divided into a subsection entitled "Summary for Policymakers" and a Technological Summary. All four sections of the Third Assessment Report of the IPPC are to be found on the home page of the Intergovernmental Panel on Climate Control: www.ipcc.ch.

The three sub-bullets in the second bullet are to be found in the Summary for Policymakers subsection of the section entitled "Climate Change 2001: Impacts, Adaptation and Vulnerability". The first of the sub-bullets is supported as follows:

> Floods inundating homes of tens of millions: Section 2.4, page 5.
> Drowning, disease and hunger in developing lands: Section 3.5, page 12

The second sub-bullet is supported as follows:

> Droughts, floods: Section 2.4, page 5.
> Landslides, storms: Table SPM-1, page 7.
> Diseases: Section 2.4, page 5.

The third sub-bullet is supported in Section 2.3, pages 4-5.

The Company complains that the second bullet is misleading because it implies that the events described there are "very likely" when, in fact, there is uncertainty about them. In this CSX is quite wrong. Uncertainty about the magnitude of the events certainly exists, but not whether they will, in fact, occur. (See Appendix A.) On the contrary, we refer the Staff to Table SPM-1 on page 7 of the Section of the Report entitled: "Climate Change 2001: Impacts, Adaptation and Vulnerability". The left column of that Table is entitled "Projected Changes during the 21st Century in Extreme Climate Phenomena and their Likelihood". A footnote states that the term "very likely" refers to at least a 90% chance and that the term "likely" refers to a 66% to 90% chance. The right column of the Table is entitled "Representative Examples of Projected Impacts (all high confidence of occurrence in some areas)". A footnote explains that high confidence means 67% to 95% confidence.

The third event listed in the left column is "More intense precipitation events (*very likely* over many areas". (Emphasis in original.) The projected impacts listed in the right column include "Increased flood, landslide. . . and mudslide damage."

Droughts are listed in the left column as "likely" to result from two separate Projected Changes: from summer drying over mid-latitude continental interiors and from El Nino events "in many different regions". Although it has been some decades since the undersigned studied math, it would appear that the probability of a drought resulting from at least one of these two likely events would be at least 90% (based on the minimum likelihood of 67% for each event).

Section 2.3 of the Report states that although some species may benefit from climate change, "climate change will increase existing risks of extinction of some more vulnerable species and loss of biodiversity. It is *well-established* that the geographical extent of the damage or loss, and the number of systems affected, will increase with the magnitude and rate of climate change." (Well-established is the highest qualitative term used in the Report, and is defined in Section 1.4 of the Technical Summary section of the

Report (at page 24) as "Models incorporate known processes, observations are consistent with models, or multiple lines of evidence support the finding".)

Since each of the projected events to which CSX objects is therefore either "very likely" to occur, there is "high confidence" about the event or it is "well established", there is no legitimacy to the Company's objection that the projections are misleading because they imply that the projections are "very likely".

Although we do not believe that all or any portion of the phrases discussed above needs any further explanation in the proposal in order to avoid 14a-9, if the Staff believes otherwise, we would be happy to amend the proposal to conform it the Staff's view.

2.

There is no implication in the proposal that the Company is a particularly bad actor in global warming. Nevertheless, the Company's own no-action letter request admits (page 6) that the Company does, in fact, contribute to greenhouse gas emissions. Therefore, the proposal is an appropriate one for CSX and is not inherently misleading.

3.

There are two fatal defects to the Company's argument that the third whereas bullet is misleading by referring to the Bonn agreement. First of all, CSX states that the document does not effect the "business operations of companies within the United States". The implication (presumably intended) is that CSX does not operate outside of the United States. That is untrue. It has operations in a number of nations which are signatories to the Bonn agreement. The Company has rail operations in both Mexico and Canada, each of which is a signatory to the Bonn agreement. In addition, its freight terminal operations (9% of 2000 operating income according to the Company's 10K) are located in many nations that have signed the agreement, including the United Kingdom, Germany, Belgium, Holland, China, Hong Kong, Russia, Australia, the Dominican Republic and Venezuela. Thus, Company operations will, indeed, to subject to the implementation of the Bonn agreement.

Secondly, the whereas clause would be read by any reasonable shareholder not to be an assertion that CSX's operations would be subject to the Bonn agreement (even though they will be), but rather as an expression of worldwide concern about the seriousness of the problems stemming from greenhouse gas emissions.

4.

The statements made with respect to Ford, BP etc are true. Indeed, the Company does not contest their accuracy. Praise of public statements on global warming made by some corporations does not imply that all other corporations are evil. It only shows that some corporations are taking the lead in dealing with the problem. It is hard to see how this can possibly mislead any rational shareholder. Nevertheless, if the Staff so desires we would be pleased to acknowledge that CSX has taken some steps (involving idling locomotives) to address the problem.

5.

The term "substantially" is not so vague that shareholders would not know what they were voting on. Indeed, it is a common term in corporate law. For example, almost all state corporation codes require a shareholder vote to approve the sale by the corporation of substantially all of its assets. Furthermore, Rule 14a-8 itself uses the term "substantially" at least three times. Thus, a shareholder proposal can be excluded if it has been "substantially implemented" (Rule 14a-8(i)(10)). A proposal can be excluded if it "substantially duplicates" a previously submitted proposal (Rule 14a-8(i)(11)). And a proposal can be excluded under certain circumstances if it deals with "substantially the same subject matter" as proposals voted on in prior years (Rule 14a-8(i)12)). We urge the Staff not to conclude that the term "substantially" is too vague, since excluding the Proponent's shareholder proposal on that ground would also be declaring the Commission's Rule so vague and indefinite as to be inherently misleading.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at (thru February 27) 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at the letterhead Florida address thru February 27 (thereafter inquire for updated contact information via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Richard E. Blatz, Esq.
Rev. William Somplatsky-Jarman
Ariane van Buren
Sister Pat Wolf

APPENDIX

2. The Human Component in Climate Change

Although at times Exxon seems to argue that climate change is non-existent, at other times the Company seems to be arguing merely that climate change is not caused by human activity, but rather is a natural phenomenon. This is a question which has been more seriously debated than whether climate change exists at all. Nevertheless, there is no doubt that, despite the occasional dissenter, a consensus on this matter also exists. For example, two weeks ago the United States government announced that global temperatures reached a new high in 1997. On January 9, 1998, The New York Times quoted Thomas R. Karl, a senior scientist at the National Climate Data Center, as stating that "We believe this tendency for increased global temperatures is related to human activity." (See Exhibit B.) The article also notes that:

> Mainstream scientists say emissions of heat-trapping gases like carbon dioxide, which is produced by the burning of coal and oil, are responsible for at least part of the warming trend. The Government experts restated that judgment yesterday.

Similarly, an article on the same date in The Washington Post stated that data released by NOAA show not only that 1997 was the warmest year on record, but also that nine of the eleven warmest years have occurred during the past ten years. (See Exhibit C.) That article quotes Elbert W. Friday, Jr., NOAA's associate administrator for oceanic and atmospheric research, as stating that "For the first time, I feel confident saying there's a human component" in the rising temperatures.

This, of course, is also the consensus of 168 governments, 2,500 climate scientists and 2,000 economists.

The Company's principle attack on this consensus involves an attack on the IPCC report, allegedly made by Dr. Benjamin Santer of the Lawrence Livermore National Laboratory, relying on an alleged quotation from Dr. Santer which appeared in an article in Science. However, Attached as Exhibit E is a copy of a letter from Dr. Santer stating that he objects to the distortion of his position which debunkers of global warming have been engaged in. Specifically, he denies that he does not believe that human activity causes global warming. On the contrary, his open letter of June 10, 1997, states:

> ... I am not distancing myself from one of the primary conclusions of the Intergovernmental Panel on Climate Change (IPCC) -- that "the balance of evidence suggests a discernable human influence on global climate" (a statement for which I bear some responsibility). Indeed, it is my considered professional opinion that the scientific evidence that has emerged subsequent to the publication

of the IPCC report in June 1996 reinforces and fully warrants the IPCC's "discernable human influence" conclusion. (Emphasis in original.)

> One sentence of mine that was reported... has been used by Western Fuels [in newspaper ads] to imply that climate change science is so uncertain that we don't have to worry about any potential impact of human activities on climate.
>
> This may be what Western Fuels believes (or wishes the pubic to believe), but it is not what I believe. . . The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate in the past century and will continue to influence the climate of the 21st century. (Emphasis in original.)
>
> The best scientific information we have suggests that the human component of climate change is not trivially small, and that human activities are already producing a climate-change "signal" that can be discriminated from the background "noise" of natural climate variability. (Emphasis in original.)

It is perfectly true that, as Exxon contends, there exist uncertainties in connection with the human component of climate change. This point is made in the IPCC report. But those uncertainties pertain to the extent of the human induced change, not to its existence. This is explained in other parts of Dr. Santer's open letter. Following his comment (quoted above) which questions whether Western Fuels may be trying to mislead the public, Dr. Santer states:

> Uncertainties are a fundamental part of any branch of science. Although we will never have complete certainty about the exact size of the past, present and future human effect on climate, we do know -- beyond any reasonable doubt -- that the burning of fossil fuels has modified the chemical composition of the atmosphere. The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate of the past century and will continue to influence the climate of the 21st century.

Thus, the uncertainties which Exxon stresses have nothing to do with the fact of human influence on climate change, but rather with the magnitude of the human-induced changes in climate. The fact that there is an element of uncertainty does not indicate that everything about the matter is uncertain. By analogy, we can be uncertain about when the sun will die and our solar system will end without being uncertain about whether the sun will rise tomorrow. We suggest that the various snippets from the IPCC report which are set forth in the Company's Enclosure 4 be read in light of the distinction made by Dr. Santer between, on the one band, the lack of uncertainty concerning whether human activities affect climate change and, on the other hand, our inability to ascertain exactly the magnitude of such inevitable change. If read in that light, the significance of the snippets evaporates.

In this connection, we note that the Company's quote from its Enclosure 6 (the MIT paper) appears to rely primarily on the interpretation of Dr. Santer's remarks quoted in Science which Dr. Santer has himself repudiated. Furthermore, if one examines the MIT paper as a whole it contradicts Exxon's position. The paper does not contend that there is no proven effect on climate from human activity. Rather, the gist of the paper is that there will be an effect, but the magnitude of that effect is uncertain. (Exactly Dr. Santer's point.) For example, the raison d'etre for the paper is the fact that its authors have conceived a computer model to predict the possible range of climate change during the 21st century. The predictions of this model are set forth in the graph on page 3 of the paper. The computer simulation gives seven possible outcomes, dependent on a variety of variables related to how much greenhouse gases are emitted, uncertainties in the natural climate process etc. Most conspicuous is that all seven computer simulations result in increases in temperature. There is no doubt that the globe will warm. The only question is how large the increase will be. The paper concludes that even though there are a range of possible outcomes, the prudent course would be to initiate now some steps to limit greenhouse emissions.

Thus, the very materials which the Company relies on to establish its case (Dr. Santer and the MIT paper) do not support that case. Rather they both support the fact that human activity is contributing to climate change, although the exact amount of warming cannot be predicted with certainty.

The New York Times of December 12, 1997 quoted John Browne, the CEO of British Petroleum, as follows:

> In Mr. Browne's view, it is time for the business world to accept the realities of global warming, which he described as facts backed by "effective consensus among the world's leading scientists and serious and well-informed people".

We urge Exxon, as well as the Staff, to join that consensus of serious and well informed people.

FAX TRANSMISSION

BRISTOL-MYERS SQUIBB COMPANY
345 Park Avenue
New York, NY 10154
212-546-4260
Fax: 212-605-9622

To:	Office of the Chief Counsel	**Date:**	February 4, 2002
Fax #:	202-942-9525	**Pages:**	7, including this cover sheet.
From:	Sandra Leung		
Subject:			

COMMENTS:

ARNOLD & PORTER

Richard E. Baltz
Richard_Baltz@aporter.com

202.942.5124
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

February 11, 2002

BY FACSIMILE AND HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Presbyterian Church (USA)

Ladies and Gentlemen:

On behalf of CSX Corporation (the "Company"), we hereby withdraw our request for a no-action letter dated December 26, 2001 seeking to exclude from the proxy statement a shareholder proposal relating to climate change. After meeting with the proponent, we have been advised by the Presbyterian Church (USA) that the shareholder proposal will be withdrawn.

If you have any questions, please feel free to call me at (202) 942-5124.

Sincerely,



Richard E. Baltz

cc: Stephen R. Larson, Esq.
Vice President, General Counsel and
Corporate Secretary

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility
Through Investment

ARNOLD & PORTER

Richard E. Baltz
Richard_Baltz@aporter.com
202.942.5124
202.942.5999 Fax
555 Twelfth Street, NW
Washington, DC 20004-1206

February 13, 2002

BY FACSIMILE

Keir Gumbs
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Presbyterian Church (USA)

Dear Mr. Gumbs:

Enclosed is a copy of the letter from the proponent to CSX Corporation withdrawing the resolution from consideration at the 2002 Annual Meeting. We note that the Securities and Exchange Commission is identified as a recipient of the letter. Accordingly, we believe that the enclosed letter is intended to serve as the proponent's notification of withdrawal.

If the enclosed letter is not sufficient for your purposes, please let us know and we will try to contact the proponent and ask that they send the letter directly to you.

With best regards.

Sincerely,



Richard E. Baltz

Enclosure

cc: Stephen Larson, Esq.
Vice President, General Counsel and
Corporate Secretary



MISSION RESPONSIBILITY THROUGH INVESTMENT
NATIONAL MINISTRIES DIVISION
PRESBYTERIAN CHURCH (USA)

VIA FAX AND SURFACE MAIL

February 8, 2002

Mr. Steve Larson
CSX Corporation
P.O. Box 85629
Richmond, VA 23285-5629

Dear Mr. Larson:

We are pleased that we have been able to reach a mutually satisfactory agreement on how to proceed on the issues outlined in our shareholder proposal regarding greenhouse gas emissions. As a result, we are withdrawing the resolution from consideration at the 2002 annual meeting.

It is our understanding that you will formally notify the Securities and Exchange Commission by fax and letter of your decision to withdraw your request for a no-action letter as a result of our agreement.

We look forward to working with you in the future on these issues.

Sincerely yours,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

cc: Mr. Jim Newland, MRTI Chairperson
Mr. Paul M. Neuhauser
Dr. Ariane van Buren, ICCR
Securities and Exchange Commission

100 Witherspoon Street • Louisville, KY • 40202-1396 • (502) 569-5809 • Fax (502) 569-8116

FACSIMILE TRANSMISSION SHEET

ARNOLD & PORTER

Thurman Arnold Building
555 Twelfth Street, N.W.
Washington, D.C. 20004-1206

Telephone Number........................(202) 942-5000
Telex Number......................89273 ARFOPO WSH
Facsimile Number ....(202) 942-5999

If you experience difficulty receiving this fax transmission please contact the operator at (202) 942-5837

Date: February 13, 2002

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